Capital Estimates

2024 – 2025

Budget de capital

2024 – 2025

New Brunswick / Nouveau Brunswick

Capital Estimates 2024-2025

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

December 2023

Cover:
Executive Council Office (22-00085)

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-3775-6 (Bilingual Print Edition)
ISBN 978-1-4605-3776-3 (PDF: Bilingual edition)

ISSN 0845-6372

Printed in New Brunswick

Budget de capital 2024-2025

Publié par :
Ministère des Finances et du Conseil du Trésor
Province du Nouveau-Brunswick
Case postale 6000
Fredericton (Nouveau-Brunswick)
E3B 5H1
Canada

Internet : www.gnb.ca/finances

décembre 2023

Couverture :
Bureau du Conseil exécutif (22-00085)

Imprimerie et reliure :
Services d'imprimerie, Service Nouveau-Brunswick

ISBN 978-1-4605-3775-6 (édition bilingue imprimée)
ISBN 978-1-4605-3776-3 (PDF : édition bilingue)

ISSN 0845-6372

Imprimé au Nouveau-Brunswick

Think Recycling!  Pensez à recycler!

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

TABLE OF CONTENTS / TABLE DES MATIÈRES

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES /
ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024-2025 ESTIMATE / PRÉVISIONS
465	465	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………………………………	465
893	893	Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………………	2,654
1,000	1,000	Environment and Local Government / Environnement et Gouvernements locaux………………………………………………………	1,000
39,137	39,137	Health / Santé…………………………………………………………	44,392
5,971	5,280	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………………………………………	32,393
2,200	2,200	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………………	2,200
57,500	57,500	Regional Development Corporation / Société de développement régional…………………………………………………………	63,700
50,000	26,500	Social Development / Développement social………………………	55,000
9,514	9,514	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………	20,039
850,361	848,934	Transportation and Infrastructure / Transports et Infrastructure…………	976,679
1,017,041	991,423	TOTAL - CAPITAL EXPENDITURES / TOTAL - DÉPENSES EN CAPITAL	1,198,522

Note: / Remarque:

The capital construction and capital improvement expenditures for government departments are voted under the Public Works and Infrastructure program in the Department of Transportation and Infrastructure. / Les dépenses relatives aux installations permanentes et à l'amélioration des biens immobiliers sont votées dans le cadre du programme Travaux publics et infrastructure du ministère des Transports et de l'Infrastructure.

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES**

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024-2025 ESTIMATE / PRÉVISIONS
65	65	Capital Equipment / Biens d'équipement……………………………	65
400	400	Strategic Infrastructure / Infrastructure stratégique………………	400
465	465	TOTAL..……	465

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES

(In thousands of dollars / En milliers de dollars)

CAPITAL EQUIPMENT		BIENS D'ÉQUIPEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To replace research and scientific equipment.		Pour le remplacement des équipements de recherche et du matériel scientifique.
TOTAL	65	TOTAL

STRATEGIC INFRASTRUCTURE		INFRASTRUCTURE STRATÉGIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide capital investments in strategic infrastructure projects to support the continued development of the agriculture, aquaculture and fisheries sectors.		Fournir des investissements en capital pour des projets d'infrastructure stratégique afin d'appuyer le développement continu des secteurs de l'agriculture, de l'aquaculture et des pêches.
TOTAL	400	TOTAL
TOTAL - TO BE VOTED	465	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE**

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024-2025 ESTIMATE / PRÉVISIONS
893	893	Public Schools - Capital Equipment / Écoles publiques - Biens d'équipement…………………………………………………	2,654
893	893	TOTAL...	2,654

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE

(In thousands of dollars / En milliers de dollars)

PUBLIC SCHOOLS - CAPITAL EQUIPMENT		ÉCOLES PUBLIQUES - BIENS D'ÉQUIPEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To equip schools in concert with the capital construction program.		Équiper les écoles en fonction du programme de construction d'immobilisations.
TOTAL	2,654	TOTAL
TOTAL - TO BE VOTED	2,654	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024-2025 ESTIMATE / PRÉVISIONS
1,000	1,000	Rural Districts / Districts ruraux.................……………..........	1,000
1,000	1,000	TOTAL...……………..............	1,000

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX

(In thousands of dollars / En milliers de dollars)

RURAL DISTRICTS		DISTRICTS RURAUX

PROGRAM OBJECTIVES

To assist rural districts in the purchase of emergency equipment, construction and repair of fire halls as well as repairs to community centers and recreation facilities.

OBJECTIFS DU PROGRAMME

Aider les districts ruraux à se procurer de l'équipement d'urgence, à construire et réparer les postes d'incendie et à réparer les centres communautaires et les installations de loisir.

TOTAL	1,000	TOTAL
TOTAL - TO BE VOTED	1,000	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024-2025 ESTIMATE / PRÉVISIONS
39,137	39,137	Public Hospitals - Capital Equipment / Hôpitaux publics - Biens d'équipement...……………………………………………	44,392
39,137	39,137	TOTAL...	44,392

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ

(In thousands of dollars / En milliers de dollars)

PUBLIC HOSPITALS - CAPITAL EQUIPMENT		HÔPITAUX PUBLICS - BIENS D'ÉQUIPEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To fund medical equipment replacement valued in excess of one hundred thousand dollars.		Financer le remplacement d'équipement médical évalué à plus de cent mille dollars.
TOTAL	44,392	TOTAL
TOTAL - TO BE VOTED	44,392	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE**

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024-2025 ESTIMATE / PRÉVISIONS
0	0	Capital Improvements / Améliorations des biens immobiliers…….	12,950
250	0	Mine Infrastructure / Infrastructure minière………………………	5,830
791	350	Musquash Watershed Infrastructure - Capital Improvements / Bassin hydrographique Musquash - Améliorations des biens immobiliers…………………………………………………………	10,013
4,930	4,930	Sentier NB Trail Infrastructure / Infrastructure du Sentier NB Trail……………………………………………	3,600
5,971	5,280	TOTAL...	32,393

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE

(In thousands of dollars / En milliers de dollars)

CAPITAL IMPROVEMENTS		AMÉLIORATIONS DES BIENS IMMOBILIERS

PROGRAM OBJECTIVES

To carry out improvements to the Kingsclear Tree Nursery and other provincial infrastructure.

TOTAL	12,950

OBJECTIFS DU PROGRAMME

Améliorer les infrastructures du Pépinière Forestière Kingsclear et autre infrastructure provinciale.

TOTAL

MINE INFRASTRUCTURE		INFRASTRUCTURE MINIÈRE

PROGRAM OBJECTIVES

To provide capital investments in infrastructure and reclamation projects for mine sites.

TOTAL	5,830

OBJECTIFS DU PROGRAMME

Fournir des investissements en capital pour des projets d'infrastructure et le remise en état des sites miniers.

TOTAL

MUSQUASH WATERSHED INFRASTRUCTURE - CAPITAL IMPROVEMENTS		BASSIN HYDROGRAPHIQUE MUSQUASH - AMÉLIORATIONS DES BIENS IMMOBILIERS

PROGRAM OBJECTIVES

To provide for the betterment of the Musquash Watershed infrastructure.

TOTAL	10,013

OBJECTIFS DU PROGRAMME

Améliorer les infrastructures du bassin hydrographique Musquash.

TOTAL

SENTIER NB TRAIL INFRASTRUCTURE		INFRASTRUCTURE DU SENTIER NB TRAIL

PROGRAM OBJECTIVES

To provide for major repairs of Sentier NB Trail.

TOTAL	3,600

TOTAL - TO BE VOTED	32,393

OBJECTIFS DU PROGRAMME

Réparations majeures du Sentier NB Trail.

TOTAL

TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL**

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024-2025 ESTIMATE / PRÉVISIONS
2,200	2,200	Deferred Maintenance Program / Programme d'entretien reporté…………………………………………………………	2,200
2,200	2,200	TOTAL...………………..............	2,200

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL

(In thousands of dollars / En milliers de dollars)

DEFERRED MAINTENANCE PROGRAM		PROGRAMME D'ENTRETIEN REPORTÉ

PROGRAM OBJECTIVES | | **OBJECTIFS DU PROGRAMME**

Provides funding for capital maintenance improvements to New Brunswick universities and the Maritime College of Forest Technology.

Fournir un financement pour l'amélioration de l'entretien des immobilisations aux universités du Nouveau-Brunswick et au Collège de technologie forestière des Maritimes.

TOTAL	2,200	TOTAL
TOTAL - TO BE VOTED	2,200	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024-2025 ESTIMATE / PRÉVISIONS
49,500	49,500	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée…………	58,900
8,000	8,000	Strategic Infrastructure Initiative / Initiative en matière d'infrastructure stratégique………………………………	4,800
57,500	57,500	TOTAL..	63,700

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL

(In thousands of dollars / En milliers de dollars)

CANADA - NEW BRUNSWICK INTEGRATED BILATERAL AGREEMENT		CANADA - NOUVEAU-BRUNSWICK ENTENTE BILATÉRALE INTÉGRÉE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for the provincial contribution to the Canada - New Brunswick Integrated Bilateral Agreement.		Financer la contribution du gouvernement provincial au Canada - Nouveau-Brunswick Entente bilatérale intégrée.
TOTAL	58,900	TOTAL

STRATEGIC INFRASTRUCTURE INITIATIVE		INITIATIVE EN MATIÈRE D'INFRASTRUCTURE STRATÉGIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide capital investments in strategic infrastructure projects in order to support economic development and create conditions for long-term job growth.		Fournir des investissements en capital pour des projets d'infrastructure stratégique afin d'appuyer le développement économique et de créer les conditions nécessaires pour une croissance de l'emploi à long terme.
TOTAL	4,800	TOTAL
TOTAL - TO BE VOTED	63,700	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024-2025 ESTIMATE / PRÉVISIONS
9,000	14,500	Nursing Home Services - Capital Improvements / Services des foyers de soins - Améliorations des biens immobiliers……………………………………………………	14,000
3,000	3,000	Nursing Home Services - Capital Maintenance / Services des foyers de soins - Entretien………………………	3,000
33,000	4,000	New Brunswick Housing Corporation - Capital Construction / Société d'habitation du Nouveau-Brunswick - Installations permanentes…………………………………….…………………	33,000
5,000	5,000	New Brunswick Housing Corporation - Capital Maintenance / Société d'habitation du Nouveau-Brunswick - Entretien……………	5,000
50,000	26,500	TOTAL………………………………………………………	55,000

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL

(In thousands of dollars / En milliers de dollars)

NURSING HOME SERVICES - CAPITAL IMPROVEMENTS		SERVICES DES FOYERS DE SOINS - AMÉLIORATIONS DES BIENS IMMOBILIERS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding to complete planned improvements to Nursing Homes.		Fournir un financement pour mener à bien les améliorations planifiées dans les foyers de soins.
TOTAL	14,000	TOTAL
NURSING HOME SERVICES - CAPITAL MAINTENANCE		SERVICES DES FOYERS DE SOINS - ENTRETIEN
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for unplanned capital maintenance for Nursing Homes.		Fournir un financement pour couvrir les coûts d'entretien imprévus dans les foyers de soins.
TOTAL	3,000	TOTAL
NEW BRUNSWICK HOUSING CORPORATION - CAPITAL CONSTRUCTION		SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK - INSTALLATIONS PERMANENTES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Planning, design and construction services for public housing units.		Services de planification, de conception et de construction de logements publics.
TOTAL	33,000	TOTAL
NEW BRUNSWICK HOUSING CORPORATION - CAPITAL MAINTENANCE		SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK - ENTRETIEN
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for capital maintenance for Public Housing.		Fournir un financement pour couvrir les coûts d'entretien dans les logements publics.
TOTAL	5,000	TOTAL
TOTAL - TO BE VOTED	55,000	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024-2025 ESTIMATE / PRÉVISIONS
5,167	5,167	Capital Improvements / Amélioration des installations……………	14,163
4,347	4,347	Strategic Infrastructure / Infrastructure stratégique………………	5,876
9,514	9,514	TOTAL..	20,039

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

(In thousands of dollars / En milliers de dollars)

CAPITAL IMPROVEMENTS		AMÉLIORATION DES INSTALLATIONS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To carry out improvements to provincial parks, attractions and heritage sites.		Améliorer les installations de parcs provinciaux, d'attractions, et de sites patromoniaux.
TOTAL	14,163	TOTAL

STRATEGIC INFRASTRUCTURE		INFRASTRUCTURE STRATÉGIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide capital investments in strategic infrastructure projects.		Fournir des investissements en capital pour des projets d'infrastructure stratégique.
TOTAL	5,876	TOTAL
TOTAL - TO BE VOTED	20,039	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024-2025 ESTIMATE / PRÉVISIONS
84,520	79,810	Bridges / Ponts…………………………………………….………	92,920
94,240	89,572	Federal-Provincial Cost-Shared Program / Programme fédéral-provincial à frais partagés………………………………	59,288
278,650	321,357	Highways / Routes……………………………………………	327,775
20,000	20,450	Provincial-Municipal Highway Partnership / Partenariat pour les routes provinciales-municipales………………………………	25,000
342,951	307,745	Public Works and Infrastructure / Travaux publics et infrastructure……………………………………………………	441,696
30,000	30,000	Vehicle Management Agency / Agence de gestion des véhicules………………………………………………	30,000
850,361	848,934	TOTAL……………………………………………………	976,679

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

BRIDGES		PONTS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the construction of bridges, ferries and ferry landings.		Permettre la construction de ponts, de traversiers et de débarcadères.
TOTAL	92,920	TOTAL

FEDERAL-PROVINCIAL COST-SHARED PROGRAM		PROGRAMME FÉDÉRAL-PROVINCIAL À FRAIS PARTAGÉS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for federal-provincial cost-shared projects for the construction and upgrading of highways and bridges.		Fournir un financement pour la réalisation de projets fédéraux-provinciaux à frais partagés en vue de la construction et de l'amélioration de routes et de ponts.
TOTAL	59,288	TOTAL

HIGHWAYS		ROUTES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the construction and upgrading of highways.		Permettre la construction et la réfection de routes.
TOTAL	327,775	TOTAL

PROVINCIAL-MUNICIPAL HIGHWAY PARTNERSHIP		PARTENARIAT POUR LES ROUTES PROVINCIALES-MUNICIPALES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for capital work on provincially designated highways within municipalities.		Fournir un financement pour l'exécution de travaux d'immobilisations sur les routes provinciales désignées dans les municipalités.
TOTAL	25,000	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

PUBLIC WORKS AND INFRASTRUCTURE		TRAVAUX PUBLICS ET INFRASTRUCTURE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide planning, design and construction services. (see Appendix A for additional details)		Offrir des services de planification, de conception et de construction. (voir l'annexe A pour plus de détails)
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
CAPITAL ADMINISTRATION	4,000	GESTION DES IMMOBILISATIONS
Administration of capital construction, improvement and renovation projects.		Administration des projets de construction, d'amélioration et de rénovation.
CAPITAL CONSTRUCTION	300,411	INSTALLATIONS PERMANENTES
Planning, design and construction services for public works and infrastructure.		Services de planification, de conception et de construction d'immeubles publics et de l'infrastructure.
CAPITAL IMPROVEMENTS	137,285	AMÉLIORATIONS DES BIENS IMMOBILIERS
Planning, design and construction services for projects involving the improvement and renovation of provincial infrastructure.		Services de planification, de conception et de construction pour l'amélioration et la rénovation de l'infrastructure provinciale.
TOTAL	441,696	TOTAL

VEHICLE MANAGEMENT AGENCY		AGENCE DE GESTION DES VÉHICULES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the purchase of vehicles and equipment for the various departments of the government of New Brunswick.		Assurer l'acquisition de véhicules et d'équipements pour les différents ministères du gouvernement du Nouveau-Brunswick.
TOTAL	30,000	TOTAL
TOTAL - DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE	976,679	TOTAL - MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
Less amounts authorized by law	48,270	Moins crédits autorisés par la loi
TOTAL - TO BE VOTED	928,409	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2024-2025

APPENDIX A: PUBLIC WORKS AND INFRASTRUCTURE / ANNEXE A : TRAVAUX PUBLICS ET INFRASTRUCTURE
COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

2023-2024 ESTIMATE / PRÉVISIONS	2023-2024 REVISED / RÉVISÉES		2024-2025 ESTIMATE / PRÉVISIONS
		PROGRAM COMPONENTS / ÉLÉMENTS DU PROGRAMME	
4,000	4,000	Capital Administration / Gestion des immobilisations......................	4,000
		Capital Construction / Installations permanentes	
2,195	610	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………………	2,800
79,149	75,119	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………	154,804
94,987	72,508	Health / Santé ……………………………………………………	96,321
32,900	9,956	Justice and Public Safety / Justice et Sécurité publique……………	38,736
0	0	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………………	3,500
8,500	11,720	Transportation and Infrastructure / Transports et Infrastructure…………………………………………………	4,250
217,731	169,913	Total Capital Construction / Total des installations permanentes…………………………………………………	300,411
		Capital Improvements / Améliorations des biens immobiliers	
30,200	39,200	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………	30,000
42,500	35,000	Health / Santé ……………………………………………………	59,100
1,685	1,685	Justice and Public Safety / Justice et Sécurité publique……………	2,200
60	60	Legislative Assembly / Assemblée législative……...………………	60
3,900	4,730	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………………	3,900
42,875	53,157	Transportation and Infrastructure / Transports et Infrastructure…………………………………………………	42,025
121,220	133,832	Total Capital Improvements / Total des améliorations des biens immobiliers…………………………………………………	137,285
342,951	307,745	TOTAL - PUBLIC WORKS AND INFRASTRUCTURE / TOTAL - TRAVAUX PUBLICS ET INFRASTRUCTURE…………………………………	441,696